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Dragon Den & Dungeon Hall

Table-top Gaming Restaurant

102 Main st

Nyack, NY 10960

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Data Room

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Early Investor Bonus: The investment multiple is increased to 1.5× for the next $30,000 invested.

This is a preview. It will become public when you start accepting investment.

THE PITCH

Dragon Den & Dungeon Hall is seeking investment to operations, new equipment, finish existing renovatio

Generating Revenue

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARI

REVIEW SPECIFICS

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A HOME AWAY FROM HOME

Dragons Den & Dungeon Hall's mission is to become the premier regional establishment in the tabletop ga

serve casual diners who like to eat and have fun. We provide an ever-growing population of tabletop game

they may enjoy their favorite pastime in a fun, friendly, more social atmosphere.

Establishing a reputation for having the best in products, food, and services.

Friendly, customer-oriented staff; a constantly updated game library, and a quality menu which caters to t

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Previous

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Nyack Is The Great Phoenix Rising Once Again | Rockland County Business Journal

New tenants are opening along Main Street and Broadway in Nyack, pumping energy and hope into a villag
underestimated.

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This is a preview. It will become public when you start accepting investment.
What people are saying:

"I went in to check it out and play a 2 hour game of Dungeons & Dragons, 5 hours went by in a heart beat.
engaging the whole time. We ordered food which was awesome we stuck to appetizers to be able snack a
attentive. the game table was plenty large enough to play and eat on. We are looking forward to going bac

"This place is one of Rockland county's hidden Gems !!! Incredible food and very friendly service, plus as a
great place!" – Isaac Delgado

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THE TEAM
Mike Carr
Founder
Jayson Feliz
Executive Chef
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Renovations $10,000
Operating Capitol $10,000
Equipment $8,200
Mainvest Compensation $1,800
Total $30,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $650,000 $715,000 $765,050 $803,302 $827,401
Cost of Goods Sold $100,000 $110,000 $117,700 $123,584 $127,291
Gross Profit $550,000 $605,000 $647,350 $679,718 $700,110

EXPENSES

Investment Round Ends October 29, 2021

Summary of Terms

Legal Business Name dragon den & dungeon hall

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $30,000 invested

1.5×

Investment Multiple 1.4×

Business's Revenue Share 0.7%-3.5%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date July 1, 2031

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantee a Note is not like that at all. The ability of Dragon Den & Dungeon Hall to make the payments you expect, a back, depends on a number of factors, including many beyond our control.

Limited Services

Dragon Den & Dungeon Hall operates with a very limited scope, offering only particular services to potent changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack thes additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new Dungeon Hall competes with many other businesses, both large and small, on the basis of quality, price, lo Changes in customer preference away from Dragon Den & Dungeon Hall's core business or the inability to other competitors could negatively affect Dragon Den & Dungeon Hall's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Dragon Den & Dungeon Hall's management or managerial decisions regarding Dragon Den & Dungeon Hall. Furthermore, if the founders or other key per were to leave Dragon Den & Dungeon Hall or become unable to work, Dragon Den & Dungeon Hall (and yo

team members, market its services, pay overhead and general administrative expenses, or a variety of oth additional capital will be available when needed, or that it will be available on terms that are not adverse to Den & Dungeon Hall is unable to obtain additional funding when needed, it could be forced to delay its bus altogether.

Changes in Economic Conditions Could Hurt Dragon Den & Dungeon Hall

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, c declining employment, changes in real estate values, changes in tax policy, changes in political conditions other factors are unpredictable and could negatively affect Dragon Den & Dungeon Hall's financial perforr In the event Dragon Den & Dungeon Hall ceases operations due to the foregoing factors, it can not guarar operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Drag will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kin public offering of shares (for example, publicly-traded firms must generally provide investors with quarter have been audited by an independent accounting firm). Although Title III does require extensive informatio different decision if you had more information.

Lack of Ongoing Information

Dragon Den & Dungeon Hall will be required to provide some information to investors for at least 12 month information is far more limited than the information that would be required of a publicly-reporting compan allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Dragon Den & Dungeon Hall will carry some insurance, Dragon Den & Dungeon Hall may not car all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to ir cost. Therefore, Dragon Den & Dungeon Hall could incur an uninsured loss that could damage its business

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, cons antitrust laws, and health care laws, could negatively affect Dragon Den & Dungeon Hall's financial perforr Specifically, any additional regulation on the industry could significantly negatively affect the business.

with the law. Dragon Den & Dungeon Hall will not be required to implement these and other investor prote

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Dragon Den
successful than your initial expectations.

You Do Have a Downside

Conversely, if Dragon Den & Dungeon Hall fails to generate enough revenue, you could lose some or all of

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Dragon Den & Dungeon Hall, and the revenue of Dra
down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive a
are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other e

Subordination

The Notes shall be subordinated to all indebtedness of Dragon Den & Dungeon Hall to banks, commercial
equipment financing institutions, and/or other institutions regularly engaged in the business of lending mo

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for examp
representative will be appointed according to the procedures set forth in the Note Indenture. It's possible
or that the representative will do things you believe are wrong or misguided. If an event of default has occ
appointed, all of the representative's reasonable expenses must be paid before any further payments are

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue
due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

investment advisers. Investors must make their own investment decisions, either alone or with their person
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